UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35772

GRANITE REIT INC.

(Exact name of registrant as specified in its charter)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Canada

(647) 925-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Stapled Units, each consisting of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

Pursuant to a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), effective October 1, 2024, Granite Real Estate Investment Trust, a limited purpose trust established and governed by the laws of the Province of Ontario (“Granite REIT”), and Granite REIT Inc., a British Columbia corporation (“Granite GP”), effected a reorganization pursuant to which, among other things, Granite GP became a wholly-owned subsidiary of Granite REIT.

Prior to the Arrangement, unitholders held trust units (“REIT Units”) of Granite REIT and common shares (“GP Shares”) of Granite GP, which traded together as stapled units (“Stapled Units”) (each Stapled Unit consisting of one REIT Unit and one GP Share) on the New York Stock Exchange. Pursuant to the Arrangement, Granite REIT and Granite GP effected a reorganization whereby (i) the two components of each Stapled Unit were uncoupled, (ii) the GP Shares previously held by Unitholders were automatically exchanged for fractional REIT Units and (iii) the REIT Units were consolidated back to the number of Stapled Units outstanding before the exchange occurred. As a result of the Arrangement, each Unitholder held, following the Arrangement, a number of REIT Units equal to the number of Stapled Units they held prior to the Arrangement, and Granite GP became a wholly-owned subsidiary of Granite REIT. The result was that instead of the Stapled Units being issued and outstanding, Granite REIT has REIT Units issued and outstanding and held by the public, and Granite REIT became the sole legal and beneficial holder of the GP Shares.

This Form 15 relates solely to the reporting obligations of Granite GP under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Granite REIT under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Granite REIT Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRANITE REIT INC.

By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: October 15, 2024